UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:  Davis Fundamental ETF Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
2949 E. Elvira Road, Suite 101, Tucson, Arizona 85756
Telephone Number (including area code):
(520) 806-7600
Name and address of agent for service of process:
Ryan Charles, Vice President and Secretary, Davis Fundamental ETF Trust, 2949 E. Elvira Road, Suite 101, Tucson, Arizona 85756
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
[X]  Yes            [  ]  No
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Tucson, and state of Arizona on this 10th day of August, 2016.

Davis Fundamental ETF Trust

/s/ Kenneth Eich
Name: Kenneth Eich
Title: Initial Trustee

Attest:

/s/ Ryan Charles
Name: Ryan Charles
Title: Secretary